SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Laredo Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806106

(CUSIP Number)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 516806106

1	Name of Reporting Person: ENCAP ENERGY CAPITAL FUND IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,191,052
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,191,052

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,191,052
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.61%(1)
12	Type of Reporting Person PN

(1)

This calculation is based on an assumed total of 16.1 million issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of the Issuer outstanding as of July 1, 2021, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2021.

CUSIP NO. 516806106

1	Name of Reporting Person: ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,191,052(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,191,052(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,191,052(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 13.61%(2)
12	Type of Reporting Person OO

(1)

Includes 2,191,052 shares of Common Stock owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”). EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”), which is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund IX GP may be deemed to beneficially own securities owned by EnCap Fund IX. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund IX GP disclaim beneficial ownership of the securities owned by EnCap Fund IX except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(2)

This calculation is based on an assumed total of 16.1 million issued and outstanding shares of Common Stock of the Issuer outstanding as of July 1, 2021, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2021.

Item 1(a).	Name of issuer: Laredo Petroleum, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

15 W. Sixth Street, Suite 900

Tulsa, Oklahoma 74119

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i) EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”); and

(ii) EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal business office for each of EnCap Fund IX and EnCap Partners GP is:

c/o EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

Item 2(c).	Citizenship:

EnCap Partners GP is a Delaware limited liability company.

EnCap Fund IX is a Texas limited partnership.

Item 2(d).	Title of class of securities: Common Stock, par value $0.01 per share, of the Issuer

Item 2(e).	CUSIP number: 516806106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.

Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: July 8, 2021

ENCAP ENERGY CAPITAL FUND IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP PARTNERS GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement